December 29, 2008
Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Re:	Selectica, Inc. Form 8-K filed on November 6, 2008 Form 10-Q/A for the Fiscal Quarter Ended June 30, 2008 File No. 000-29637
Dear Mr. Krikorian:
In response to your recent letter in response to my letter to you of December 1 requesting a waiver of the Commission’s requirement that Selectica further amend its Form 10-Q for the period ending June 30, 2008, this is to inform you that we plan to fully comply with the Commission’s requests. It is our current plan to combine the efforts required to complete the Commission’s requirements with the preparation of the Company’s Form 10-Q for the period ending December 31, 2008. The Commission should therefore expect the Company to so comply on or before February 16, 2009.
I hope that this timing meets with your approval. If further clarification is needed or other questions arise, please feel free to contact me at
(408) 545-2648 or by email at rheaps@selectica.com.
Sincerely,

/s/ Richard Heaps
Richard Heaps
Chief Financial Officer and General Counsel Selectica, Inc.